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Exhibit 19

Insider Trading

We protect nonpublic information, never using it for personal gain.

When buying or selling securities, we all try to make informed decisions. But if those decisions are ever influenced by material nonpublic or "inside" information about a company, that is insider trading and it's against the law. Get to know insider trading laws and follow them whenever you buy or sell a company's securities.

Keep inside information secure. As an employee of an Omnicom agency, you may become aware of material nonpublic information about Omnicom or one of our clients or business partners. Or you might learn of something nonpublic through a friend or relative. In either case, you become an "insider," and you may not trade in, or advise others to trade in, stock or securities based on material information the public doesn't yet know.

What is material? Material information is information of such importance that it can be expected to affect the judgment of investors as to whether or not to buy, sell or hold the securities in question.

What does nonpublic information include?

- Undisclosed financial information
- New or developing products or services
- Marketing strategies
- Major leadership changes
- Potential business deals
- Information on customers or business partners
- Potential mergers or acquisitions
- Impending legal action or investigations

IN BRIEF

When can I trade?
Unless you have been told otherwise, once inside information is released to the public, like through a government filing, press release or other official communication, then you may use it to buy or sell securities.

Don't share "tips." The same rules apply to sharing inside information with someone else. It doesn't matter if you don't trade based on the information – if you share it with someone else, even family or friends, you are violating securities law. Avoid even the appearance of any improper tipping.

Q&A

Q: I often talk to my father about work and the latest news at work. I don't believe he would trade based on any information I mention. Would it be okay to tell him about a business deal we're working on?

A: Even though this is a trusted family member, and you're confident that he won't trade on this information, you still shouldn't share it with him. He might mention it to someone who would make a trade.

COMPLYING WITH INDUSTRY LAWS AND REGULATIONS | Insider Trading

OmnicomGroup Code of Business Conduct 29